Mail Stop 6010

									May 20, 2005


David Schiff, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, N.Y.  10018


Re:  	Grant Ventures, Inc.
Amendment No. 2 to Form SB-2 Registration Statement
	File No. 333-119425


Dear Mr. Schiff:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the entire document

1. We have noted numerous and extensive revisions to the disclosure in this document that have not been red-lined as required. See, for example, most of the disclosure on page 10 of this amendment.
When
you file your next pre-effective amendment, please ensure that all changes to the document are red-lined.


Risk Factors - page 2

We have incurred net losses to date and expect to continue to incur net losses... - page 2

2. Please update the information in this risk factor and throughout the document so that it reflects your situation at least as of March
31, 2005, or more recently where practicable.

We will need to raise substantial additional capital to fund our operations... - page 2

3. This risk factor now indicates that you have sufficient cash to fund your planned operations through June 2005. Please revise the risk factor to indicate what will happen after that.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 8

4. You state in your revised disclosure, in response to prior comment
7, that you were an inactive publicly traded shell with no significant assets or operations. Please revise your disclosure to clarify that the share exchange with Impact Diagnostics is recorded as a capital transaction rather than a business combination under SFAS 141. That is, the transaction is equivalent to Impact issuing stock for the net assets or liabilities of Grant Ventures, accompanied by a recapitalization. As previously requested, please clarify your disclosures to state that the accounting is identical to a reverse acquisition, except that there are no adjustments to the historic carrying values of the assets and liabilities.

Description of Business - page 11

HIV and Dengue Fever Tests - page 18

5. The disclosure added to this amendment includes the phrase
"maquiladora-modeled contract manufacturing facility." Please explain what this term means at the first place the term appears.

Selling Stockholders - page 237

6. We hereby reissue comment 11 in our last letter. In both of our previous letters we asked you to include appropriate disclosure regarding the circumstances under which the selling shareholders acquired their shares. The revised disclosure now indicates that many of the selling shareholders acquired their shares "in a private placement in July 2004." This is not an adequate explanation. The revised disclosure should, for example, describe the material terms and circumstances of the specific private placement.

7. Please refer to comment 12 in our last letter. We asked you to disclose whether any of the selling shareholders are broker-dealers.
If so, you must identify them as broker dealers and also state that they are underwriters. The only exception to this position is if the shares were issued as underwriting compensation. We note that footnote 49 identifies a broker-dealer and now indicates that the shares received were not underwriting compensation. However, it still does not indicate that the broker/dealer is an underwriter. Please provide the missing information.

Notes to Consolidated Financial Statements

Note B - Business Combination and Corporate Restructure, page F-12

8. We note that you refer to the transaction as a business combination or a reverse acquisition. The transaction should not be described as a business combination if Grant was not a business, as defined by EITF 98-3, on the date of the transaction. Further, please revise your filing to delete any references to "purchase price", "acquisition costs", etc. Please refer to our related comment in MD&A.

Note E - Notes Payable, page F-14

9. We acknowledge your response to prior comment 17. It appears that the venture capital firm that issued the loan meets the definition of a related party under SFAS 57. You disclose that the loan was in default as of December 31, 2002. Your default of a material loan appears to give the firm that issued the loan the ability to control or significantly influence Grant Life Sciences. Please note that the forgiveness of debt by a related party should be considered a capital transaction. Refer to footnote 1 to paragraph 20 of APB 26. Please revise your financial statements to record the forgiveness of debt as a capital contribution or advise us further.

Exhibit 23.2 - Consent of Independent Registered Public Accounting
Firm

10. The date of the report referred to in Tanner LC`s consent appears to be inconsistent with the date of their report included in the registrant statement. Please revise to eliminate all inconsistencies.


*       *       *       *       *       *       *      *



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      As appropriate, please amend your registration statement and 1934 Act reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      For questions regarding the financial statement and related comments, please contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608. Contact Mary Fraser at (202) 551-3609,
Suzanne Hayes at (202) 551-3675 or me at (202) 551-3710 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director







??

??

??

??



David Schiff, Esq.
Grant Ventures, Inc.
date
Page 3